                           7961 SHAFFER PARKWAY
                           SUITE 5
[VISTA GOLD CORP. LOGO]    LITTLETON, COLORADO 80127
                           TELEPHONE (720) 981-1185
                           FAX (720) 981-1186


                                            Trading Symbol:  VGZ
                                            Toronto and American Stock Exchanges

------------------------------------------- NEWS -------------------------------


              VISTA GOLD CORP. ANNOUNCES THIRD QUARTER 2000 RESULTS

DENVER, COLORADO, NOVEMBER 8, 2000 - Vista Gold Corp. announced a net loss of $590,000, or $0.01 per share, for the three months ended September 30, 2000 as compared to a net loss of $1.8 million, or $0.02 per share, for the same period in 1999. The primary reason for the improvement and decrease in net losses was the discontinuance of operations at the Mineral Ridge Mine, which operated at a loss in 1999. Due to further reductions in warehouse inventory, sale of non-essential equipment and continued gold production at the Hycroft mine the Corporation's cash position improved during the quarter with a net increase of $215,000 to $638,000.

                                 SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                              Three Months Ended                  Nine Months Ended
                                                                 September 30                       September 30
                                                                 ------------                       ------------
                                                             2000            1999               2000            1999
                                                             ----            ----               ----            ----

Gold sales                                               $       696     $     4,742        $     3,312     $    16,014
Net loss                                                        (590)         (1,788)            (1,507)         (9,324)
Earnings (loss) per share                                $     (0.01)    $     (0.02)       $     (0.02)    $     (0.10)

Weighted average shares outstanding                       90,715,040      90,715,040         90,715,040      90,715,040



                                           CONSOLIDATED GOLD PRODUCTION
                                                     (OUNCES)

Hycroft mine gold production                                   2,691           8,065             11,830         33,939
Mineral Ridge mine gold production                                 -           8,502                  -         19,900
                                                         -------------------------------------------------------------
   Total gold production                                       2,691          16,567             11,830         53,839


At the Hycroft mine, production (from ore previously mined and placed on the leach pads) is now expected to reach 13,000 ounces for year 2000. With the continued low gold prices, the Corporation re-examined restarting the run-of-mine heap leaching operation at Hycroft at a higher production rate. This scenario would produce approximately 350,000 ounces of gold over a five year period instead of the seven year period first contemplated. The accelerated production rate substantially improves the economics and shows that the project would have a cash cost of $183 an ounce with an after tax internal rate of return of 31-percent at a $275 gold price. The incremental capital required to restart the Brimstone operation is $13 million plus working capital of $5 million. If the Corporation is able to obtain this additional capital, mining operations could restart immediately, as the project is fully permitted, and infrastructure and key management are in place.

Recent pit-mapping and chip logging on the Central Fault pit area has identified areas of additional oxide mineralization which can be extended to the southeast with additional drilling. This is in addition to those areas which have been identified and reported previously which could yield an additional 400,000-450,000 ounces of oxide mineral resources with additional drilling. A hypogene vein system has also been identified in the Cut 4 area of the Central Fault pit that has a strike length in excess of 1,300 feet; with true widths varying from 5-25 feet and grades averaging 0.15 ounces per ton. Continued compilation of geologic and drill hole data shows that Hycroft is a large epithermal gold system with multiple targets for high-grade mineralization (greater than 0.1 ounce per ton gold). The exploration database for the Hycroft project area now consists of around 320,000 blast holes, 3,000 exploration drill holes and various geochemical surveys. However, only six drill holes have penetrated the levels considered by the Corporation's geologists as most permissive for high-grade exploration targets.

With respect to the USF&G Lawsuit announced in our press release of August 31, 2000, an Emergency Motion for Preliminary Injunction was filed by USF&G on September 7, 2000 and this motion was denied by the court on October 16, 2000. In his ruling, the judge stated that "A party cannot be obligated for the debt of another absent an express agreement assuming such liability." As no such agreement exists, the Corporation feels that this is a very positive step towards concluding this suit.

The Corporation, together with its financial adviser, continues to examine a number of corporate strategies to enhance shareholder value including the sale of assets and pursuit of strategic alliances with other gold companies.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.

                                       ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (720) 981-1185.